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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Fox, Saul A.		Alaska Communications Systems Group, Inc. (NASDAQ: ALSK)
	c/o Fox Paine and Company, LLC 950 Tower Lane, Suite 1150	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 30, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Foster City, CA 94404 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Alaska Communications Systems Group, Inc, - Common Stock, $0.01 par		9/30/02				J(1)			4,168	A	$1.68		13,829		D

	Alaska Communications Systems Group, Inc, - Common Stock, $0.01 par - previously reported													See Note 2		See Note 2		See Note 2

	Alaska Communications Systems Group, Inc, - Common Stock, $0.01 par - previously reported													100,000		I		By Bucks Capital LLC (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

Note 1: Common Stock award for compensation for services performed as a director under Alaska Communications Systems Group, Inc. 1999 Non-Employee Director Stock Compensation Plan.

Note 2: The Reporting Person is a Member of Fox Paine Capital Management, LLC (“Management LLC”) and Fox Paine & Company, LLC (“Company LLC”). Management LLC is a member of Fox Paine Capital, LLC (“Capital LLC”). Capital LLC is (i) the General Partner of Fox Paine Capital Fund, L.P. and FPC Investor, L.P. (collectively, the “L.P.s”) each of which is a direct owner of, respectively, 16,251,658 and 241,144 shares of Common Stock, par value $.01 per share, of Alaska Communications Systems Group, Inc. (the “Issuer”) and (ii) the Managing Member of ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment Fund IV, LLC and ALEC Coinvestment Fund V, LLC (collectively, the “Funds”) and which in the aggregate directly own 3,006,077 shares of Common Stock of the Issuer. Company LLC is the manager of the LPs. As a result, Management LLC and Company LLC may in the aggregate be deemed to own beneficially and indirectly 19,498,879 shares of Common Stock (the “Shares”) of the Issuer. The Reporting Person Disclaims beneficial ownership of the Shares reported herein except to the extent of his pecuniary interest therein.

Note 3: The reporting person is a member of Bucks Capital, LLC (“Bucks”). Bucks is the direct owner of the 100,000 shares of Common Stock, par value .01 per share (“Common Stock”), of Alaska Communications Systems Group, Inc. (the “Issuer”) reported on this form (the “Bucks Shares”). The reporting person disclaims beneficial ownership of the Bucks Shares reported herein, except to the extent of his pecuniary interest therein.

/s/ Kevin P. Hemenway for Saul A. Fox (Attorney in Fact)	9/30/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.